Exhibit 99.1

Aerpio Pharmaceuticals and Aadi Bioscience Enter into a Definitive Merger Agreement

•	Transaction to create Nasdaq-listed company focused on advancing Aadi Bioscience’s late-stage pipeline for genetically-defined cancers with alterations in mTOR pathway genes

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Concurrent $155 million PIPE financing is backed by leading life science investors led by Acuta Capital Partners and KVP Capital and including Avoro Capital Advisors; Avoro Ventures; Venrock Healthcare Capital Partners; BVF Partners, L.P.; Vivo Capital; Alta Bioequities, L.P.; Rock Springs Capital; RTW Investments, LP; Acorn Bioventures; and Serrado Capital LLC

•	Combined company cash at closing will fund operations into 2024

•	Rolling NDA submission to the FDA for FYARROTM in advanced malignant perivascular epithelioid sarcoma (PEComa) expected to be completed in mid-2021

•	FYARROTM preliminary data in patients with solid tumors harboring inactivating alterations in the mTOR pathway genes TSC1 and TSC2 to be presented at ASCO 2021[1]

•	FYARROTM tumor-agnostic registrational trial in solid tumors harboring inactivating alterations in the mTOR pathway genes TSC1 and TSC2 expected to be initiated by the end of 2021

CINCINNATI, Ohio and PACIFIC PALISADES, California, May 17, 2021 – Aerpio Pharmaceuticals, Inc. (“Aerpio”) (Nasdaq: ARPO), a biopharmaceutical company focused on developing compounds that activate Tie2, and Aadi Bioscience, Inc. (“Aadi”), a privately-held biopharmaceutical company focusing on precision therapies for genetically-defined cancers with alterations in mTOR pathway genes, announced their entry into a definitive merger agreement. Following the proposed merger, Aerpio will change its name to “Aadi Bioscience, Inc.” and the combined public company will focus on advancing Aadi’s lead product candidate, FYARROTM (sirolimus albumin-bound nanoparticles for injectable suspension; nab-sirolimus; ABI-009).

In support of the merger, Aerpio has entered into subscription agreements to raise $155 million in a Private Investment in Public Equity (PIPE) financing led by Acuta Capital Partners and KVP Capital and including Avoro Capital Advisors; Avoro Ventures; Venrock Healthcare Capital Partners; BVF Partners, L.P.; Vivo Capital; Alta Bioequities, L.P.; Rock Springs Capital; RTW Investments, LP; Acorn Bioventures; and Serrado Capital LLC as well as other undisclosed institutional investors.

The PIPE financing is expected to be consummated concurrently with the closing of the merger. Proceeds from the PIPE financing are intended to be used for commercialization of FYARRO in advanced malignant PEComa and a planned tumor-agnostic registrational trial in solid tumors harboring inactivating alterations in the mTOR pathway genes TSC1 and TSC2 expected to be initiated by the end of 2021. Aadi’s first indication, advanced malignant PEComa, is an ultra-rare sarcoma enriched in TSC1 and TSC2 alterations. Aadi has received Orphan designation, Fast Track designation and Breakthrough Therapy designation from the FDA for FYARRO for the treatment of patients with advanced malignant PEComa. Together with the cash expected from both companies at closing, the net proceeds of the PIPE financing are expected to fund the company into 2024, enabling potential approval and commercial launch in PEComa as well as completion of a registrational trial in tumors harboring TSC1 or TSC2 inactivating alterations.

Caley Castelein, a board member of Aerpio and the proposed chairman of the combined company stated, “Aerpio’s board of directors diligently undertook a comprehensive strategic review and has concluded that the proposed transaction with Aadi is in the best interest of our shareholders. We believe Aadi’s late-stage development program may offer significant medical benefit to PEComa patients and important potential for patients with tumors harboring TSC1 or TSC2 inactivating alterations.”

Dr. Neil Desai, founder and chief executive officer of Aadi, added, “FYARRO met its safety and efficacy endpoints in our study in patients with advanced malignant PEComa2 and this finding supports our approach of targeting mTOR pathway altered cancers with FYARRO. We are excited about the next chapter of growth for Aadi, thankful for the support of our investors, and are energized to continue to develop important new treatment options for our patients.”

Anupam Dalal, chief investment officer of Acuta Capital Partners stated, “Together with a group of renowned institutional investors, we are excited to partner with Aadi as it advances FYARRO and strives to unlock the potential of mTOR as a therapeutic target.”

Upon closing of the transaction, the combined company will be led by Aadi’s chief executive officer, Neil Desai, and headquartered in Los Angeles, California. Aadi’s board members Neil Desai and Richard Maroun; Aadi’s board observer Karin Hehenberger; and current Aerpio board members Anupam Dalal and Caley Castelein will be members of the board of directors of the combined company. In addition, Behzad Aghazadeh, managing partner of Avoro Capital Advisors and Avoro Ventures, will also join the board of the combined company upon the closing of the transaction.

About the Proposed Transaction

Under the terms of the merger agreement, shareholders of Aadi will receive shares of newly issued Aerpio common stock. On a pro forma basis, shareholders of Aadi will own approximately 66.8% and shareholders of Aerpio will own approximately 33.2% of the combined company upon the closing of the merger, prior to the additional PIPE financing transaction. Following the closing of the concurrent PIPE financing, Aerpio shareholders will own approximately 14.7% of the combined company. The actual allocation is subject to adjustment based on Aerpio’s cash balance at the time of closing.

The terms of the merger agreement contemplate that a non-transferable contingent value right (a “CVR”) will be distributed to Aerpio shareholders as of immediately prior to the effective time of the merger, entitling CVR holders to receive net proceeds received by Aerpio, if any, associated with Aerpio’s legacy assets. The terms and conditions of the CVRs will be pursuant to a CVR Agreement Aerpio will enter into prior to the closing of the merger (the “CVR Agreement”).

The merger agreement has been approved by the boards of directors of both companies. The transaction is expected to close in the third quarter of 2021, subject to approval by Aerpio’s shareholders, the completion of the PIPE financing, and customary closing conditions. The PIPE financing is expected to close concurrently with, and is conditioned upon, the closing of the merger.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will be filed by Aerpio with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.

Ladenburg Thalmann & Co. Inc. is acting as financial advisor to Aerpio for the transaction and Goodwin Procter LLP is serving as its legal counsel. Perella Weinberg Partners LP and Piper Sandler & Co. are acting as financial advisors to Aadi for the transaction and Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal counsel to Aadi. Jefferies LLC; Cowen and Company, LLC; and Piper Sandler & Co. are acting as placement agents for the PIPE financing.

About Aerpio Pharmaceuticals

Aerpio Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing compounds that activate Tie2 for indications in which Aerpio believes that activation of Tie2 may have therapeutic potential. In January 2021, Aerpio announced that it had initiated a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from Aerpio’s clinical assets and cash resources. For more information, please visit www.aerpio.com.

About Aadi Bioscience

Aadi is a clinical stage biopharmaceutical company developing precision therapies for genetically-defined cancers. Aadi’s primary goal is to bring transformational outcomes to cancer patients with mTOR pathway driver alterations where other mTOR inhibitors have not or cannot be effectively exploited due to problems of pharmacology, effective drug delivery, safety, or effective targeting to the disease site. Aadi’s product FYARROTM (sirolimus albumin-bound nanoparticles for injectable suspension; nab-sirolimus; ABI-009) is an mTOR inhibitor bound to human albumin that has demonstrated significantly higher tumor accumulation, mTOR target suppression, and superior efficacy over other mTOR inhibitors in preclinical models.3 Aadi’s initial focus is on treating patients with alterations in TSC1 or TSC2 genes, tumor suppressors that when inactivated, may be drivers in many different cancer types. Aadi’s registration trial in advanced malignant PEComa (the AMPECT trial) of FYARRO demonstrated meaningful clinical efficacy in malignant PEComa4, a type of cancer with the highest known mutation rate of TSC1 or TSC2 genes. Based on the AMPECT trial, emerging data for FYARRO in other solid tumors with TSC1 or TSC2 mutations, and following discussions with the FDA, Aadi plans to initiate a tumor-agnostic registrational trial in cancers harboring TSC1 or TSC2 inactivating alterations by the end of 2021.

Aadi also has ongoing studies to evaluate dosing of FYARRO in combination regimens. More information is available on the Aadi website at www.aadibio.com. Aadi has submitted an abstract1 to the ASCO 2021 meeting.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Proposed Transaction for Investors and Shareholders

This communication relates to the proposed transaction involving Aerpio and Aadi and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction between Aerpio and Aadi, Aerpio will file a proxy statement with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the proxy statement or any other documents that Aerpio may file with the SEC or send to Aerpio shareholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once filed, the proxy statement will be available free of charge on Aerpio’s website at www.aerpio.com or by contacting Aerpio’s Vice President of Finance by email at gmarek@aerpio.com.

Participants in the Solicitation

Aerpio, Aadi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aerpio in connection with the proposed transaction. Information about Aerpio’s directors and executive officers is set forth in Aerpio’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 11, 2021, and in subsequent filings made by Aerpio with the SEC. Other information regarding the interests of such individuals, as well as information regarding Aadi’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains “forward-looking statements” based upon Aerpio’s and Aadi’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed transaction; the combined company’s listing on Nasdaq after the closing of the proposed transaction; the business of the combined company, including Aadi’s product candidates, the development therefor and the therapeutic potential thereof; the proposed PIPE and its terms; the use of proceeds from the proposed PIPE; Aerpio’s product candidates, including the opportunity for Aerpio shareholders to receive value from such assets through the proposed contingent value rights. Actual results and the timing of events may differ materially from those indicated by these forward-looking statements as a result of various important factors, including, without limitation: (i) risks associated with Aerpio’s ability to obtain the stockholder approval required to consummate the proposed transaction or to complete the PIPE financing, and the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction, including the PIPE financing, will not occur (ii) the response of Aerpio’s stockholders to the proposed transaction; (iii) risks related to Aerpio’s ability to manage its operating expenses and its expenses associated with the proposed transaction pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Aerpio stockholders and Aadi stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Aerpio’s common stock relative to the exchange ratio; (vii) unexpected costs, charges, expenditures or expenses resulting from the proposed transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) Aerpio’s ability to retain personnel as a result of the announcement or completion of the proposed transaction; and (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results and (xi) the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Aerpio stockholders. Actual results and the timing of events may differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in Aerpio’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 11, 2021 and in other filings that Aerpio makes and will make with the SEC in connection with the proposed transaction, including the Proxy Statement described above under “Additional Information about the Proposed Transaction and Where to Find It.” You should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Aerpio expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

These forward-looking statements are made as of the date of this press release, and Aerpio assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents Aerpio files with the SEC available at www.sec.gov.

References:

[1]	ASCO 2021 Abstract: https://meetings.asco.org/abstracts-presentations/197602

[2]	The data have not been reviewed by the FDA

[3]	AACR 2019 Abstract: https://cancerres.aacrjournals.org/content/79/13_Supplement/348

[4]	ASCO 2020 Abstract: https://ascopubs.org/doi/abs/10.1200/JCO.2020.38.15_suppl.11516?af=R

Contacts

Investors & Media:

Aerpio Pharmaceuticals, Inc.

Media:

Gina Marek

gmarek@aerpio.com

Or

Investors:

Irina Koffler

ikoffler@lifesciadvisors.com

Aadi Bioscience, Inc.

Nancy Jorgesen

njorgesen@aadibio.com